SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3 January 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 3 January 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

 Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia and Japan

                                 Protherics PLC

                        Result of Placing and Open Offer

London, UK; Brentwood, TN, US; 3 January 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announced on 7 December 2006 the signing of three agreements to expand its development pipeline and the issue of 58,715,544 new Ordinary Shares through a placing for cash and a proposed Placing and Open Offer at an issue price of 65 pence per share, underwritten by Nomura Code Securities Limited and
Piper Jaffray Ltd.

Nomura Code Securities Limited and Piper Jaffray Ltd. conditionally placed the new Ordinary Shares comprising the Cash Placing and the Placing and Open Offer with UK and European institutional investors raising £38.2 million before expenses.  The Cash Placing comprises 26,029,550 new Ordinary Shares (the "Cash
Placing Shares") and the Placing and Open Offer comprises 32,685,994 new
Ordinary Shares ("the Placing and Open Offer Shares") with Qualifying
Shareholders having the right under the Open Offer to subscribe for 1 Placing and Open Offer Share for every 8 existing Ordinary Shares held at the Record
Date of 4 December 2006.

The Company today announces that by 11.00 am on 2 January 2007 (being the latest time and date for receipt of completed Application Forms and payment in full under the Open Offer), valid applications had been received in respect of
26,193,587 Placing and Open Offer Shares, representing 80.14 per cent of the
Placing and Open Offer Shares pursuant to the Placing and Open Offer.  The balance of the Placing and Open Offer Shares (being 6,492,407 such shares) are being subscribed by institutional investors at 65 pence per new Ordinary Share according to the terms of the Placing Agreement.

In addition to the Cash Placing Shares and the Placing and Open Shares the
Company is issuing 3,093,638 new Ordinary Shares as consideration for the
Glenveigh Licence (the "Glenveigh Consideration Shares") and up to 15,725,216
new Ordinary Shares as consideration for the MacroMed Acquisition (the "MacroMed
Consideration Shares").  The Glenveigh Licence and the MacroMed Acquisition
require prior approval of Shareholders at the Company's Extraordinary General
Meeting at 10.00 am 3 January 2007.

The Cash Placing Shares, the Placing and Open Offer Shares, the Glenveigh
Consideration Shares and the MacroMed Consideration Shares together comprise the
"New Ordinary Shares".  Application has been made for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.  Subject to, inter alia, the passing of the
Resolutions at the Extraordinary General Meeting at 10.00 am 3 January 2007, it
is expected that Admission will become effective and dealings will commence at
08.00 am on 4 January 2007.

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                         +44 (0) 20 7246 9950
Barry Riley, CFO                                          +44 (0) 1928 518 003
Saul Komisar, President Protherics Inc                    +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

Nomura Code Securities Limited
Juliet Thompson                                           +44 (0) 20 7776 1200
Phil Walker

Piper Jaffray Ltd
James Steel                                               +44 (0) 203 142 8700
Jamie Adams

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.  With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and
Europe.

The majority of the Company's sales revenues (£17.7m in the year ended 31 March
2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

Protherics potentially has two blockbuster opportunities in its critical care franchise. CytoFab™, is being developed by AstraZeneca for the treatment of severe sepsis, and is expected to start an additional phase 2 study in 2007. In addition, subject to shareholder approval at the EGM on 3 January 2007 and completion of the Cash Placing, the Company has agreed to in-license intellectual property from Glenveigh (a small private US based company) relating to the use of anti-digoxin polyclonal antibody fragments such as DigiFab™ and
GSK's Digibind® in the treatment of pre-eclampsia and eclampsia.  Glenveigh is currently undertaking a phase 2b study with Digibind®) which Protherics expects to report in 2007.

Subject also to the approval of shareholders of the MacroMed acquisition, at the
EGM, Protherics will also have four cancer products in development.  In addition, the Company is developing its Angiotensin Therapeutic Vaccine for the treatment of hypertension.

With headquarters in London, the Company has about 230 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Nomura Code Securities Limited, which is authorised and regulated in the United
Kingdom by the Financial Services Authority, is acting for Protherics PLC as sponsor, joint financial adviser, joint broker and joint underwriter in relation to the Equity Fundraising, the Glenveigh Licence and the MacroMed Acquisition.
Nomura Code Securities Limited is not acting for, and will not be responsible to, any person other than Protherics PLC for providing the protections afforded to customers of Nomura Code Securities Limited or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Protherics PLC as joint financial adviser, joint broker and joint underwriter in relation to the Equity
Fundraising, the Glenveigh Licence and the MacroMed Acquisition. Piper Jaffray
Ltd. is not acting for, and will not be responsible to, any person other than
Protherics PLC for providing the protections afforded to customers of Piper
Jaffray Ltd. or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to completion of the Equity Fundraising, the Glenveigh Licence and the MacroMed Acquisition and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.
Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form
20-F and other reports filed from time to time with the U.S. Securities and
Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics."